                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                           (AMENDMENT NO. __________)1

                            Krause's Furniture, Inc.
                            ------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                        (Title of Class of Securities)

                                  000500760202
                                 --------------
                                 (CUSIP Number)

                                  Christine Kim
                    TH Lee.Putnam Internet Fund Advisors, LLC
                         200 Madison Avenue, Suite 2225
                               New York, NY 10016
                                 (212) 951-8600

                                 with a copy to:

                                 James M. Schell
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                 4 Times Square
                          New York, New York 10036-6522
                                 (212) 735-3000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 14, 2000
              -------------------------------------------------------
              (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1 (g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

__________________

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D


CUSIP No. 000500760202                                        Page 2 of 16 Pages

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       TH Lee.Putnam Internet Partners, L.P. (I.R.S. # 06-1561851)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          6,090,909
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          6,090,909
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,090,909
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      APPROXIMATELY 18.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 000500760202                                        Page 3 of 16 Pages

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       TH Lee.Putnam Internet Parallel Partners, L.P. (I.R.S. # 06-1564965)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          5,727,273
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          5,727,273
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,727,273
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      APPROXIMATELY 16.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 000500760202                                        Page 4 of 16 Pages

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       TH Lee.Putnam Internet Fund Advisors, L.P. (I.R.S. # 06-1561849)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          11,818,181
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          11,818,181
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,818,181
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 34.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 000500760202                                        Page 5 of 16 Pages

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       TH Lee.Putnam Internet Fund Advisors, LLC. (I.R.S. # 06-1561999)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          11,818,181
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          11,818,181
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,818,181
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 34.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 000500760202                                        Page 6 of 16 Pages

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       James Brown
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          11,818,181
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          11,818,181
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,818,181
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 34.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 000500760202                                        Page 7 of 16 Pages

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Jeffrey Coats
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          11,818,181
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          11,818,181
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,818,181
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 34.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 000500760202                                        Page 8 of 16 Pages

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Sharon Pipe
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United Kingdom
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          11,818,181
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          11,818,181
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,818,181
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 34.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 000500760202                                        Page 9 of 16 Pages

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Warren C. Smith, Jr.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       00
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          11,818,181
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          11,818,181
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,818,181
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      Approximately 34.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                                                             Page 10 of 16 Pages

                            STATEMENT ON SCHEDULE 13D

ITEM 1.        SECURITY AND ISSUER.

               This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, par value $.001 per share (the "Common Stock") of Krause's Furniture, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 200 North Berry Street, Brea, California 92821-3903.

ITEM 2.        IDENTITY AND BACKGROUND.

               This Schedule 13D is being filed jointly by TH Lee.Putnam Internet Partners, L.P., a Delaware limited partnership (the "U.S. Investor Fund"), TH Lee.Putnam Internet Parallel Partners, L.P., a Delaware limited partnership (the "Non-U.S. Investor Fund"), TH Lee.Putnam Internet Fund Advisors, L.P., a Delaware limited partnership (the "Fund Advisor"), TH Lee.Putnam Internet Fund Advisors, LLC, a Delaware limited liability company (the "Fund Advisor GP"), and James Brown, Jeffrey Coats, Sharon Pipe and Warren
C. Smith, Jr. The Fund Advisor is the sole general partner of the U.S. Investor Fund and the Non-U.S. Investor Fund. The Fund Advisor GP is the sole general partner of the Fund Advisor. The U.S. Investor Fund, Non-U.S. Investor Fund, Fund Advisor and Fund Advisor GP will hereinafter be referred to collectively as the "THLi Entities."

               The principal business of the U.S. Investor Fund and the Non-U.S. Investor Fund consists of committing capital to finance Internet commerce activities of companies. The principal business of the Fund Advisor consists of performing the functions of, and serving as, the general partner of the U.S. Investor Fund and the Non-U.S. Investor Fund. The principal business of the Fund Advisor GP consists of performing the functions of, and serving as, the general partner of the Fund Advisor. The principal business and office address of the THLi Entities is 200 Madison Avenue, Suite 2225, New York, New York 10016.

               Messrs. Brown, Coats and Smith and Ms. Pipe are the managing directors (the "Managing Directors") of the Fund Advisor GP. Messrs. Brown, Coats and Smith are each citizens of the United States. Ms. Pipe is a citizen of the United Kingdom. The principal occupations of each of the Managing Directors is serving as an executive of one or more of the THLi Entities and their affiliates. The business address of each of the Managing Directors is 200 Madison Avenue, Suite 2225, New York, New York 10016.

               During the last five years, none of the THLi Entities nor any of the Managing Directors has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to a Series A Convertible Preferred Stock Securities Purchase Agreement, dated as of January 11, 2000 (the "Securities Purchase Agreement"), by and among the U.S. Investor Fund, the Non-U.S. Investor Fund (collectively, the "THLi Purchasers"), the other purchasers listed on the signature pages thereto and the Issuer, the THLi Purchasers agreed to acquire 260,000 shares of Series A Convertible Preferred Stock,

                                                             Page 11 of 16 Pages

par value $.001 per share, of the Issuer (the "Preferred Stock"), from the Issuer for an aggregate purchase price of $13,000,000 (exclusive of related fees and expenses).

               The Preferred Stock is initially convertible into Common Stock at the Conversion Price described below. Using the current Conversion Price, the THLi Entities may be deemed to beneficially own 11,818,181 shares of Common Stock.

               Each of the THLi Purchasers funded the purchases of the respective shares of Preferred Stock through capital contributions from their limited and general partners.

               All references to, and the summary of, the Securities Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to such agreement, the full text of which is filed as Exhibit A and which is incorporated herein by reference.

ITEM 4.        PURPOSE OF TRANSACTION.

               On January 14, 2000, the THLi Purchasers acquired the Preferred Stock pursuant to the Securities Purchase Agreement. The shares of Preferred Stock acquired by the THLi Purchasers were acquired for general investment purposes and in the ordinary course of business. The THLi Purchasers maintain the right to change their investment intent, and, subject to the restrictions set forth in the Stockholders Agreement (as described below), to propose one or more possible transactions to the Issuer and or other stockholders of the Issuer.

               On January 12, 2000, the Issuer filed the Certificate of Designation of Series A Convertible Preferred Stock (the "Certificate of Designation") with the State of Delaware. Pursuant to the Certificate of Designation, each share of Preferred Stock is convertible, at the option of the holder at any time, into such number of shares of Common Stock as is determined by dividing $50 by the Conversion Price (as defined in the Certificate of Designation) in effect on the date that the share certificate representing such shares of Preferred Stock is surrendered for conversion. The initial conversion price is $1.10, subject to standard anti-dilution provisions.

               Each share of Preferred Stock shall be converted into shares of Common Stock at the Conversion Price in effect at the time, (a) upon the occurrence of the closing of a bona fide commitment registered public offering of the Issuer's Common Stock for an aggregate offering price of not less than $25 million and at a price per share of Common Stock of at least $3.30, subject to adjustment for stock splits, combinations or similar transactions or (b) upon the vote of the holders of at least 66 2/3% of the Preferred Stock.

               The Preferred Stock is redeemable at the option of the holders of a majority of the shares of the Preferred Stock at any time on or after January 14, 2005. Upon the exercise of such option, the Issuer will be required to redeem on a pro rata basis the number of shares of Preferred Stock requested to be redeemed, which number shall not exceed the Maximum Amount (as defined in the Certificate of Designation) less the number of shares of Preferred Stock at a price per share of $50.

               Upon the occurrence of a Change of Control (as defined in the Certificate of Designation), each holder of Preferred Stock has the right to require that the Issuer redeem all or any part of the shares of Preferred Stock then held by such holder at a price per share of $50.

                                                             Page 12 of 16 Pages

               Upon the occurrence of an Event of Default (as defined in the Securities Purchase Agreement), and upon the written request of a holder of Preferred Stock on or prior to January 14, 2002, the Issuer will be required to redeem any or all of such holder's shares of Preferred Stock not to exceed such holder's Maximum Number (as defined in the Certificate of Designation) at a price per share of $50.

               The holders of Preferred Stock have the right to one vote for each share of Common Stock into which their shares of Preferred Stock could then be converted, and with respect to such vote, the holders have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock.

               So long as any shares of Preferred Stock are outstanding, prior to taking certain actions, the Issuer must obtain the approval of holders of not less than 66 2/3% of the Preferred Stock. Furthermore, pursuant to the Certificate of Designation, prior to taking certain actions, the Issuer must obtain the approval of each holder of Preferred Stock to be affected by such action or actions.

               The THLi Purchasers, certain other stockholders of the Issuer and the Issuer entered into an Amended and Restated Stockholders Agreement (the "Stockholders Agreement"), dated as of January 14, 2000, which among other things: (i) grants to the THLi Purchasers and their affiliates (collectively, "THLi") the right to nominate two of the nine nominees to the board of directors of the Issuer (one of whom is referred to as the "THLi Fund Designee"); (ii) grants to THLi and General Electric Capital Corporation and GE Capital Equity Investments, Inc., (collectively, "GECC") the right to nominate one of the nine nominees to the board of directors; (iii) requires that the stockholders party to the Stockholders Agreement (the "Stockholders") vote in favor of the Issuer's board of directors' nominees for election as directors of the Issuer; (iv) requires that the Issuer obtain the consent of the THLi Fund Designee prior to undertaking certain actions; (v) contains certain transfer restrictions limiting the Stockholders' ability to transfer Stock (as defined therein), including a right of first offer to purchase Stock on a pro rata basis and (vi) contains "tag-along" rights which permit THLi, in certain instances, to participate in a sale of Stock by other Stockholders.

               The Securities Purchase Agreement provides that upon the occurrence of an Event of Default and notification by THLi prior to January 14, 2002, of its desire to add directors to the board of directors of the Issuer in accordance with the Securities Purchase Agreement, the board of directors shall take all necessary action to increase or decrease the size of the board of directors and to appoint to the board of directors a number of additional members designated by THLi that, when added to any directors then in office designated solely by THLi, will result in directors designated by THLi constituting a majority of the entire board of directors of the Issuer. This right continues until such Event of Default is cured or waived, subject to revesting in the event of any subsequent Event of Default. Alternatively, the Securities Purchase Agreement provides that upon the occurrence of an Event of Default, THLi shall have the right to demand immediate redemption of up to its Maximum Number (as such term is defined the Certificate of Designation) of shares of Preferred Stock pursuant to the Certificate of Designation.

               The Securities Purchase Agreement also provides that THLi or any of its designees (the "First Refusal Stockholders") shall have a right of first offer with respect to future sales by the Issuer of any shares of, or securities convertible into or exercisable or exchangeable for, any shares of any class of its capital stock ("Offered Shares"), other than (i) Common Stock issued pursuant to any stock split, dividend or distribution payable in additional shares of Common Stock and similar transactions pursuant to which the holder thereof will receive additional shares of Common Stock without any payment of any consideration by such holder, (ii) securities issuable or issued to employees, consultants or directors of the Issuer pursuant to a stock option plan

                                                             Page 13 of 16 Pages

or similar compensation arrangement, (iii) capital stock issued upon conversion or exercise of warrants, options or other securities outstanding immediately following January 14, 2000 or (iv) in a public offering. Pursuant to this right of first offer, the First Refusal Stockholders may elect to purchase or obtain, at the price and on the terms offered by the Issuer, up to that portion of such Offered Shares that equals the proportion that the number of shares of Common Stock issued and held (or issuable upon conversion and exercise of all convertible or exercisable securities then held by THLi) bears to the total number of shares of Common Stock then outstanding (assuming full conversion and exercise of all outstanding convertible or exercisable securities).

               The THLi Purchasers, certain stockholders (collectively with the THLi Purchasers, the "Investors") and the Issuer also entered into an Amended and Restated Registration Rights Agreement, dated as of January 14, 2000 (the "Registration Rights Agreement"), which among other things, entitles each Investor to: (i) register under the Securities Act of 1933, as amended (the "Securities Act"), (a) shares of Common Stock previously acquired by such Investor and the shares of Common Stock issuable upon conversion of the Preferred Stock (including any shares of Common Stock acquired by way of issuance upon exercise or conversion of any warrants or other securities) and
(b) any Common Stock issuable or issued with respect to the Common Stock, the Preferred Stock and/or warrants or other securities referred to in clause (a) by way of merger, consolidation, stock split, stock dividend, recapitalization of the Issuer or similar transaction (collectively, the "Registrable Securities"), and subject to certain exceptions, to require the Issuer to include the Registrable Securities in any registration of equity securities of the Issuer under the Securities Act.

               Except as aforesaid, the Reporting Persons have no plans or proposals with respect to any other matters set forth in paragraphs (a) to (j) of Item 4 of Schedule 13D.

               All references to, and summaries of, the Certificate of Designation, the Stockholders Agreement and the Registration Rights Agreement in this Schedule 13D are qualified in their entirety by reference to such agreements, the full text of which are filed as Exhibits B, C and D, respectively, and incorporated herein by this reference.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b)

               The U.S. Investor Fund owns 134,000 shares of Preferred Stock that are immediately convertible into 6,090,909 shares of Common Stock. The Non-U.S. Investor Fund owns 126,000 shares of Preferred Stock that are immediately convertible into 5,727,273 shares of Common Stock. By virtue of affiliation among each of the Reporting Persons, the Reporting Persons may be deemed to beneficially own and have sole voting power over 11,818,181 shares of Common Stock, which will represent approximately 34.9% of the outstanding shares of Common Stock.

               The U.S. Investor Fund and the Non-U.S. Investor Fund, each acting through its general partner, the Fund Advisor, acting through its general partner, the Fund Advisor GP, has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the shares of Preferred Stock (or Common Stock into which such Preferred Stock is convertible) respectively owned by it. As a result, the Fund Advisor may be deemed to beneficially own the shares of Preferred Stock (or Common Stock into which such Preferred Stock is convertible) owned by the respective THLi Purchasers of which it is the general partner, and the Fund Advisor GP may be deemed to beneficially own the shares of Preferred Stock (or Common Stock into which such

                                                             Page 14 of 16 Pages

Preferred Stock is convertible) that may be deemed to be beneficially owned by the Fund Advisor. The Managing Directors have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Preferred Stock (or Common Stock into which such Preferred Stock is convertible) that may be deemed to be beneficially owned by the Fund Advisor GP. As a result, each of such Managing Directors may be deemed to beneficially own the shares of Preferred Stock (or Common Stock into which such Preferred Stock is convertible) that the Fund Advisor GP may be deemed to beneficially own. Each of such Managing Directors disclaims beneficial ownership of such shares, other than that portion of shares corresponding to their individual capital commitments to the Fund Advisor GP and the Fund Advisor.

               (c) To the best knowledge of the Reporting Persons, none of the THLi Entities nor any of the Managing Directors has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock, except as disclosed in this Schedule 13D.

               (d)    Not applicable.

               (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The response to Items 3, 4 and 5 of this Schedule 13D are incorporated herein and the documents included as Exhibits A through D are incorporated herein by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               EXHIBIT A      Series A Convertible Preferred Stock Securities
                              Purchase Agreement, dated as of January 11, 2000

               EXHIBIT B      Certificate of Designation of Series A Convertible
                              Preferred Stock

               EXHIBIT C      Amended and Restated Stockholders Agreement, dated
                              as of January 14, 2000

               EXHIBIT D      Amended and Restated Registration Rights
                              Agreement, dated as of January 14, 2000

                                                             Page 15 of 16 Pages

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2000

                              TH LEE.PUTNAM INTERNET PARTNERS, L.P.

                              By: TH LEE.PUTNAM INTERNET FUND ADVISORS, L.P., its General Partner

                              By: TH LEE.PUTNAM INTERNET FUND ADVISORS, LLC, its General Partner



                              By: /s/ Christine Kim
                                 ---------------------------------------
                                   Name: Christine Kim
                                   Title: Vice President


                              TH LEE.PUTNAM INTERNET PARALLEL PARTNERS,
                              L.P.

                              By:  TH LEE.PUTNAM INTERNET FUND ADVISORS,
                                   L.P., its General Partner

                              By:  TH LEE.PUTNAM INTERNET FUND ADVISORS,
                                   LLC, its General Partner

                              By: /s/ Christine Kim
                                 ---------------------------------------
                                   Name: Christine Kim
                                   Title: Vice President


                              TH LEE.PUTNAM INTERNET FUND ADVISORS, L.P.

                              By:  TH LEE.PUTNAM INTERNET FUND ADVISORS,
                                   LLC, its General Partner


                              By: /s/ Christine Kim
                                 ---------------------------------------
                                   Name: Christine Kim
                                   Title: Vice President

                                                             Page 16 of 16 Pages

                                       TH LEE.PUTNAM INTERNET FUND ADVISORS, LLC


                                       By: /s/ Christine Kim
                                          -------------------------------------
                                          Name: Christine Kim
                                          Title: Vice President


                                           /s/ James Brown
                                          -------------------------------------
                                          James Brown


                                           /s/ Jeffrey Coats
                                          -------------------------------------
                                          Jeffrey Coats


                                           /s/ Sharon Pipe
                                          -------------------------------------
                                          Sharon Pipe


                                           /s/ Warren C. Smith, Jr.
                                          -------------------------------------
                                          Warren C. Smith, Jr.

                                  EXHIBIT INDEX

Item No.             Description
--------             -----------
Exhibit A            Series A Convertible Preferred Stock Securities Purchase
                     Agreement, dated as of January 11, 2000

Exhibit B            Certificate of Designation of Series A Convertible Preferred
                     Stock

Exhibit C            Amended and Restated Stockholders Agreement, dated as
                     of January 14, 2000

Exhibit D            Amended and Restated Registration Rights Agreement,
                     dated as of January 14, 2000